
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 16, 2009

Via U.S. Mail and facsimile to (916) 786-1800

Mr. Steven C. Oldham
President and Chief Executive Officer
SureWest Communications
8150 Industrial Avenue, Building A
Roseville, CA 95678

      Re: SureWest Communications
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 16, 2009
              Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009
              File No. 000-29660

Dear Mr. Oldham:

      We have reviewed your letter dated October 30, 2009, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 9

Annual Incentive or Short Term Incentive ("STI") Compensation, page 10

1.   We note your response to comment two in our letter dated October 9, 2009. Please confirm specifically whether you will disclose in future filings the performance targets and the threshold levels for each performance goal that is material to your executive compensation policies and decisions. Otherwise, please provide in your response letter a detailed explanation of your conclusion that you may omit this information under Instruction 4 to Regulation S-K Item 402(b) because its disclosure would result in competitive harm.

<u>Comparative Benchmarking, page 15</u>

2.   We have considered your response to comment six in our letter dated October 9, 2009. In future filings, confirm that you will disclose the constituent companies of surveys that you use for benchmarking purposes or, if you do not know the identities of the companies to which you are benchmarking, disclose this fact and explain why.

<u>Summary Compensation Table, page 17</u>

3.   We have considered your response to comment seven in our letter dated October 9, 2009. It appears that the operation of your short term incentive plan corresponds to the example of a non-equity incentive plan in Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations. In future filings, if you continue to have a similar annual incentive or STI program, please confirm that you will report STI compensation as non-equity incentive plan compensation in column (g) of the Summary Compensation Table as well as in the Grants of Plan-Based Awards Table.

        Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs for
                                        Larry Spirgel
                                        Assistant Director